Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
December 15, 2021

BETWEEN
Traxys North America LLC
a limited liability company organized under the laws of the State of Delaware, U.S.A., with its main office and principal place of business at:
299 Park Avenue
New York, NY 10171
USA
Hereinafter called “Buyer” or “Traxys”

AND
Li-Cycle Americas Corp.
a corporation organized under the laws of the Province of Ontario, Canada, with its main office and principal place of business at:
Suite 590, 207 Queen’s Quay West
Toronto, Ontario M5J 1A7
Canada

Hereinafter called “Seller''

Hereinafter called “Seller” or “Li-Cycle”

Refined Products – Amended and Restated Marketing, Logistics and Working Capital Agreement (the “Agreement”)

Dear Sirs,
Whereas we have previously entered into a refined products marketing, logistics and working capital agreement with Li-Cycle Corp. dated as of September 24, 2020, as amended on November 18, 2020, and assigned from Li-Cycle Corp. to Seller, effective October 31, 2021 (the “Original Agreement”), and this Agreement is intended to amend and restate the Original Agreement, as per the terms and conditions set forth herein.
Traxys North America LLC (“Buyer”, “Traxys” or “we”) shall buy from Li-Cycle Americas Corp.(“Seller”, “Li-Cycle” or “you”), 100% of Seller's annual production of Nickel Sulfate, Cobalt Sulfate, Lithium Carbonate, Manganese Carbonate and Graphite Concentrate (each, a “Material” and collectively the “Materials”) from Seller’s North America Commercial Hub expected to be located in Rochester, New York, USA (“Hub 1”), having the specifications as set out below, which Materials shall be on-sold by us to our third-party end customers on a global basis (“Customers”). This Agreement shall be subject to the terms and conditions hereinafter set forth.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1QUANTITY OF MATERIALS
Seller shall keep Buyer apprised of the progress of the construction, mechanical completion and commissioning of Hub 1 (with commissioning currently expected to commence in H2 2023). Hub 1 is expected to have a nameplate annual capacity to process approximately 35,000 MTs of unrefined “black mass” product, containing (among other things) lithium, cobalt and nickel material (“Black Mass”) to produce the Materials.
Hub 1 is expected to have the capacity to produce the Materials in the approximate annual volumes set forth in the table below:

Material	Max Dry (in MT)	Max Wet (in MT)
Nickel Sulfate	[XXX]	[XXX]
Cobalt Sulfate	[XXX]	[XXX]
Lithium Carbonate	[XXX]	[XXX]
Manganese Carbonate	[XXX]	[XXX]
Graphite Concentrate	[XXX]	[XXX]

Li-Cycle shall notify the Buyer on a timely basis of expected quarterly production of the Materials on a rolling 12-month basis (or such other basis as may be agreed by the parties from time to time).
Notwithstanding any of the foregoing, Traxys acknowledges and agrees that the nameplate capacity for Hub 1 and the approximate annual production volumes set forth above are provided for illustrative and planning purposes only; Hub 1 is not yet constructed or operational, and Seller shall not have any obligation of any nature whatsoever to construct or operate Hub 1 or to produce the Materials on the timetable or at the volumes described above and all decisions concerning Hub 1 shall be made by the Seller, in its sole and absolute discretion. For greater certainty, Seller’s obligations to deliver Materials under this Agreement will commence only upon the first production of such Materials.
2QUALITY & SPECIFICATIONS OF MATERIALS

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.1As per the minimum guaranteed specifications detailed in Appendix A, B ,C, D and E (the “Specifications”), the specifications of all delivered Materials shall always meet High-purity battery-grade standards and requirements for Ni Sulfate / Co Sulfate / Li Carbonate and common best practice industrial standards for Mn Carbonate/Graphite Concentrate, with the final specifications for each Material to be determined by the parties prior to commencement of commercial production at Hub 1 and having regard to such maximum impurity levels as may be required by the Customers.
1.2Any Materials produced by the Seller that do not meet the specifications described in clause 2.1 (“Off-Spec Materials”) shall also be sold by the Seller and purchased by the Buyer in accordance with this Agreement, provided that such Materials are not unsuitable for standard warehousing and transportation (by truck, ocean or rail), as determined by the parties, acting reasonably and in accordance with industry standards. Provisional pricing of Off-Spec Materials will be made in accordance with clause 7 (Price). Any Materials rejected by a Customer due to a quality claim, and returned to the Buyer, shall also be treated as “Off-Spec Materials” hereunder.
1.3The Materials shall fully conform to REACH and/or IMO code and/or UN standards of safe practice for cargoes — whichever are applicable depending on the location of the relevant Customers.
1.4Any changes in typical assays shall be communicated by the Seller to the Buyer in a timely manner.
1.5All claims of Customers or other third parties arising from the Materials or the use thereof, including claims relating to specifications and quality of the Materials, shall be for the sole account of Seller.
3TERM
1.1This Agreement shall be deemed to have commenced on the effective date of the Original Agreement and shall continue until the later of:
(a)[XXX] after the end of the month in which the Seller has reached three consecutive months of =>95% nameplate capacity at Hub 1; and

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
(b)the end of the month in which the Seller has delivered and Purchaser has accepted for purchase an aggregate of [XXX] of Ni Sulfate, [XXX] of Cobalt Sulfate and [XXX] of Li Carbonate (provided that Off-Spec Materials delivered by Seller and accepted by Purchaser shall only be included in the calculation of the foregoing aggregate amounts for the period from the date of the commissioning of Hub 1 until the one-year anniversary of such commissioning date and thereafter only Materials that meet the Specifications shall be included in the calculation of such aggregate amounts), in accordance with the terms and conditions herein (as applicable, the “Term”).

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.2Evergreen — The Term shall be extended automatically for additional one-year periods, unless the Agreement is terminated by either party by delivery of notice in writing not less than 180 days prior to the expiration of the then-current Term.
1.3In all events, the Term of this Agreement shall continue as necessary to enable the Buyer to fulfill any commitments to Customers that are pending at the time the Term would otherwise expire.
4COOPERATION AND TRANSPARENCY
1.1Traxys shall be the off-taker and pay and take title to the Material as principal and sell the Material to Customers as principal. The payment collections and credit risk shall remain with Traxys.
1.2Traxys will handle sales and/or marketing in agreement with the Seller in the various possible global markets. The terms and conditions, contracts, and agreements with Customers shall be made in transparency to Seller and said terms will be agreed in advance of such sales being concluded. To the extent that the Customer for a particular sale of Material is not located in North America, the parties shall, prior to effecting any such sale, designate the respective affiliates of Buyer and of Seller that are located in or serving the Customer’s region to transact the sale of such Material on the terms set forth in this Agreement (mutatis mutandis). For example, sales of Materials to Customers in the Europe, the Middle East and Africa (EMEA) region may be directed to be made from Li-Cycle Europe AG (a Swiss corporation) and the applicable Traxys affiliate, and sales of Materials to Customers in the Asia Pacific (APAC) region may be directed to be made from Li-Cycle APAC Pte. Ltd. (a Singapore corporation) to the applicable Traxys affiliate.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.3Traxys covenants and agrees that it shall not knowingly sell Material to any person who is a Sanctioned Person. For the purposes of the foregoing, a “Sanctioned Person” shall mean any person that: (i) is sanctioned under any economic or trade sanction, regulation, statute or official embargo measure imposed by the United Nations or the laws of the United States of America, the European Union, the United Kingdom, Australia or Canada; and (ii) includes any person named in the “Specially Designated Nationals and Blocked Persons” list maintained by the United States Department of the Treasury or any similar or equivalent list maintained by the government of any country listed above in (i). Traxys represents that all Customers will be subject to Traxys’ customary KYC review, which includes checks of publicly available lists of Sanctioned Persons.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.4Traxys will handle logistics globally and shall execute all contract handling and shipping matters at cost for the Seller.
1.5Traxys shall provide the Seller with continuous transactional financing as per clause 8.1 for Material released and delivered EXW Seller’s Works of Hub 1 (Incoterms 2020), until payments are received from the Customer. Such financial service shall constitute a Working Capital Facility for the Buyer and will be interest bearing for the Seller. The cost of the Working Capital Facility is the three-month SOFR, or any other mutually agreed replacement reference thereof, plus [XXX]. This shall be adjusted from time to time in line with Traxys' cost of capital, as agreed by Li-Cycle (acting reasonably). For the purposes of the foregoing, “SOFR” shall mean the rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).
1.6Traxys shall be paid a marketing fee (“Marketing Fee”) based on the Customer Final Price (as defined below) as follows:

Material	Fee
Ni Sulfate	[XXX]
Co Sulfate	[XXX]
Li Carbonate	[XXX]
Mn Carbonate	[XXX]
Graphite Concentrate	[XXX]

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.7“Transaction Costs” means all costs, losses or damages reasonably incurred by Traxys in relation to the purchase, transportation, transactional financing and sale of the Material to Customers, including inter alia:

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.1.1Costs associated with the transportation of the Materials, including inter alia all freight, demurrage, dead freight, charter hire and any other sums due pursuant to any charter of any vessel engaged in the carriage of the Material, together with costs of inspection of the carrying vessels;
1.1.2Port costs at both loading and discharge port;
1.1.3Costs of inspection, supervision and testing/analyzing of the Materials;
1.1.4Costs of insurance [XXX];
1.1.5Taxes, duties or other sums, whether levied against the Materials, the freight or otherwise;
1.1.6Losses, claims, damages or expenses incurred or paid to third parties in respect of the Materials, its transportation and on-sale, including legal expenses incurred in defending or bringing such claims;
1.1.7Hedging costs and expenses, if hedging is requested by Seller or required by Buyer;
1.1.8Finance charges in respect of all sums paid by the Buyer, including fees and expenses in relation to any letters of credit; and
1.1.9Any other relevant costs and expenses attributable to the sale of the Materials.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.8All Transaction Costs deducted under clause 8 (Payment) must be supported by the delivery to the Seller of an expense report (“Expense Report”), together with the final payment made to Seller in accordance with clause 8 (Payment), which Expense Report shall set out in reasonable detail the determination of each of the Transaction Costs deducted by Traxys, and shall include copies of all relevant receipts, invoices and other forms of documents evidencing such Transaction Costs. Within 30 days after the receipt of an Expense Report, Li-Cycle may object to any of the Transaction Costs described in such Expense Report on the basis that such expenses are not authorized to be deducted under the terms of this Agreement, by notifying Traxys in writing of the basis of such objection in reasonable detail. Thereafter, the parties shall use their best endeavours to settle the matter, including by consulting and negotiating with each other to reach a resolution satisfactory to each party, failing which, either party may refer such dispute for resolution in accordance with clause 18 (Dispute Resolution) after a period of 30 days from the date the parties first met to resolve such matter.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
5CURRENCY
All references to dollar amounts are quoted in U.S. funds.
6DELIVERY & SHIPMENT
EXW Seller's Works
The Materials shall be delivered by Seller to Buyer EXW Seller’s Works of Hub 1 (Incoterms 2020). Delivery of the Materials is expected to be in weekly shipments in quantities to be mutually agreed. Packaging to be UN rated bulk bags for shipment and adjusted as necessary according to Customer demand (including for packaging in a manner suitable for maritime transport).
Prior to start of production at Hub 1 (for the remainder of such calendar year) and prior to the start of each calendar year (for each year thereafter), Buyer and Seller shall mutually agree on the year's shipping schedule in accordance with the production plan for Hub 1 and Customers' needs for the Materials.
7PRICE
1.1Benchmark Prices:
Nickel Sulfate: the lower of (a) LME Official Cash Buyer Nickel Price and (b) LME Official 3-Month Buyer Nickel Price, in each case as expressed in US$ per MT, published in the “Metal Bulletin” within the table “London Metal Exchange High, Low, and Average”
Cobalt Sulfate: FM Standard Grade, in-whs Rotterdam, Low Quotation Price (expressed in US$ per MT) published by FM
Li Carbonate Battery Grade: FM Li Carbonate 99.5% Li2CO3 min, battery grade, spot price DDP Europe and US, $/kg (expressed in US$ per MT) assessed by FM (Standard Grade, Low Price)
Manganese Carbonate: Subject to market, to be defined by Customer
Graphite Concentrate: Subject to market, to be defined by Customer

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.2Final Price:
Final pricing for the Materials shall be the price (the “Customer Final Price”) specified in the on-sale agreement between Traxys and the Customer for the relevant Materials (the “Customer Contract”).

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.3Provisional Price:
(a)If the Material has been sold forward by Traxys to a Customer at the time of delivery to Traxys:
(i)    If the Customer Final Price for the shipment for sale to the Customer is known at the time of delivery to the Buyer, then the provisional price will be such Customer Final Price. The provisional payment to the Seller for such Material will be [XXX] of the provisional price and shall be paid in accordance with clause 8.1 and clause 8.2; or
(ii)    If the Customer Final Price for the shipment for sale to the Customer is unknown at the time of delivery to the Buyer, then the provisional price to the Seller for such Material will be the estimated Customer Final Price, as determined by the Buyer using all relevant formulas in the Customer Contract. The provisional payment to the Seller for such Material will be [XXX] of the provisional price and shall be paid in accordance with clause 8.1 and clause 8.2.
(b)If the Material is unsold at the time of delivery to Traxys:
The provisional price and the provisional payment will be mutually agreed by the Buyer and Seller using the benchmark prices set forth above and a provisional quotational period (being the average of the five business days preceding the date of delivery to the Buyer). The provisional payment will be equal to [XXX] of the provisional price and shall be paid in accordance with clause 8.1 and clause 8.2; and
(c)Notwithstanding the foregoing, if the Material is “Off Spec Material,” then the provisional price shall be [XXX] of the benchmark prices set forth above and the provisional quotational period shall be the average of the five business days preceding the date of delivery to the Buyer.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
(d)In the case of Manganese Carbonate and Graphite Concentrate, whether sold forward or unsold at the time of delivery to Traxys, the provisional price and the provisional payment shall be reduced by the expected shipping costs for the Material, to be mutually agreed by the Buyer and Seller.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.4US Dollars:
All prices shall be stated, and all payments shall be made, in US Dollars.
8PAYMENT
1.1Provisional Payment
Provisional payment shall be made against documentation proving release of the Materials at Hub 1 (details to be agreed), including inter alia:
–Holding and Title Certificate issued by Seller to Buyer's order;
–Provisional commercial invoice issued by Seller;
–Truck or railway bills of lading provided by Buyer;
–Original provisional Seller's weight certificates;
–Original Seller's provisional assay certificates indicating all the metals contents and approved by Buyer on a lot by lot basis;
–Original certificate of origin issued by the Seller;
–Packing lists issued by the Seller;
–Any other required documents for the safe domestic and international transport and handling of the Material.
Payments shall be made net of the Transaction Costs and the Marketing Fee.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.22nd Provisional Payment
A second provisional payment based on the latest known provisional pricing data shall be made, upon presentation of a second provisional invoice, either way (namely, either by the Buyer to the Seller or by the Seller to the Buyer, as the case may be), in the event the then current provisional value differs by more than 10% from the provisional value in the initial provisional invoice.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.3Final Payment
The final payment shall be made, either way (namely, either by the Buyer to the Seller or by the Seller to the Buyer, as the case may be), upon all final pricing data and Transaction Costs being known, by telegraphic transfer upon presentation of the final invoice. The final payment shall be made on a quarterly basis, in line with each of Seller’s fiscal quarters (currently, January 31st, April 30th, July 31st and October 31st).
9WEIGHING, SAMPLING AND MOISTURE DETERMINATION
1.1Final weighing, sampling and assay determination shall be governed by the Customer Contract.
1.2Buyer reserves the right to independently perform a provisional weighing, sampling and assay determination, prior to the first provisional payment.
10TAXES AND DUTIES
Any and all taxes and duties, whether now existing or new, imposed outside of the United States on the export of the Material from the United States shall be borne by Seller.
11INSURANCE
Buyer shall insure under its marine cargo policy with an internationally reputable company, from the time the Material is under Buyer's title and control and up to the destination point, for 110% of the provisional value of the Material. The insurance shall cover All Risks as per current Institute Cargo Clauses All Risks, Institute War Clauses and Institute Strike, Riots and Civil Commotions clauses. The claim shall be payable in US Dollars.
12TITLE AND RISK
1.1Title to the Material for each shipment or any part thereof shall pass from Seller to Buyer upon receipt by Seller of the provisional payment for such Material as per clause 8.1 (Payment) of this Agreement.
1.2Risk of loss or damage to the Material shall pass from Seller to Buyer as per agreed Incoterm in clause 6 (Incoterms® 2020).

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
13INCOTERMS
Unless otherwise specified herein, Incoterms® 2020 shall be applicable for the duration of this Agreement.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
14CHANGES IN QUOTATIONS
The quotations of the metals specified under this Agreement are those actually in general use to establish the price of metallic contents in concentrates. Should any of these quotations cease to exist or cease to be published or cease to be internationally recognized as the basis to calculate ore and/or concentrate contracts, or should they fail to reflect the real value of the metals in the markets, then (at the request of any of the parties), Buyer and Seller shall get together and mutually consult with the aim to agree on a new basis and price, and a date to execute same. The basic objective shall be the continuity of a fair price.
15FORCE MAJEURE
Neither Buyer nor Seller would be responsible for non-performance under this Agreement provided such non-performance is due to the occurrence of an event of Force Majeure as hereunder described:

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.1In the event of any war (declared or undeclared), revolution, terrorism, act of God, flood, storm, earthquake, fire, explosion, strike, lockout, act of Government or Government appointed agents including but not limited to changes in tariffs, duties, import and export controls or quotas, and environmental regulations, obstruction or blockage of port or wharf, lack of railway facilities or delays on route whether due to mechanical fault or action of the elements, or in the event of any other like events or causes whatsoever beyond the reasonable control of Seller or Buyer which were not reasonably foreseeable and which could not be reasonably avoided (any such cause being hereinafter called “Force Majeure”) preventing or hindering Seller or Buyer from performing its obligations in this Agreement, the party whose performance is prevented or hindered by Force Majeure may suspend delivering or accepting a delivery of Material hereunder for the period of the Force Majeure event (but no longer) if it shall give prompt written notice to the other party of the details of such Force Majeure event, and an estimate of the time period for which the Force Majeure event shall remain in effect. Force Majeure shall not apply to any tonnage for which a pricing has been established in part or in full or transport of any kind has been booked. In no event shall Force Majeure operate to delay or extend the due date for any repayments of principal or interest of any loans or advances extended to Seller by Buyer or an affiliate of Buyer.
The party declaring Force Majeure shall take all reasonable steps to resume with the least possible delay its performance hereunder, provided that nothing herein shall require a party to settle any strike, lockout or stoppage of work on terms which in its opinion are not satisfactory.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.2Each party is fully aware of the potential impact on the performance of the other party's obligations under this Agreement arising out of the COVID-19 pandemic and governmental and other actions that have been taken or may in the future be taken in response thereto, and each party acknowledges that the awareness of such event or condition will not act to prevent the other party from declaring a Force Majeure event that otherwise would be applicable hereunder.
16NOTICES
It is agreed that any and all notices required or permitted to be given to either party under the terms of this Agreement shall be given in writing and sent by email or courier or delivered by hand to the party to be notified at the following respective addresses or any new addresses regarding which the respective parties have been informed to the sending of such notices, namely:
Li-Cycle Americas Corp.
Suite 590, 207 Queen’s Quay West
Toronto, Ontario M5J 1A7
Canada
Attention: Kunal Phalpher, Chief Strategy Officer
Email: kunal.phalpher@li-cycle.com
Traxys North America, LLC
299 Park Avenue, 38th Floor
New York, NY 10171
USA
Attention: Landon Berns, Mark Kristoff and Steven Scheinman

Email: landon.berns@traxys.com);
    mark.kristoff@traxys.com; and
    steven.scheinman@traxys.com)
Any such notice shall be deemed to have been given the next business day in the place to which it is sent (if sent by email or courier) or at the time of delivery (if delivered by hand).
17GOVERNING LAW
This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York, USA, without regard to its principle of conflicts of laws.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
18DISPUTE RESOLUTION
Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by binding arbitration administered in New York by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect. Each party shall by written notice to the other have the right to appoint one arbitrator. If, within 30 days following the giving of such notice by one party, the other shall not, by written notice, appoint another arbitrator, the first arbitrator shall be the sole arbitrator. If two arbitrators are so appointed, they shall appoint a third arbitrator. If 30 days elapse after the appointment of the second arbitrator and the two arbitrators are unable to agree upon the third arbitrator, then either party may, in writing, request that the AAA appoint the third arbitrator. Any award from any such arbitration proceeding may be entered as a judgment in any court of competent jurisdiction. Each party shall bear its own costs in connection with any arbitration hereunder. Nothing herein shall prevent a party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the parties and the subject matter of the dispute as is necessary to protect such party's rights.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
19SUCCESSION AND ASSIGNMENT
Neither party may assign this Agreement or its rights or obligations hereunder, either in whole or in part, without the express written consent of the other party. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.
20LIMITATION ON DAMAGES
The parties agree that neither party hereto shall be liable for special, indirect, punitive, exemplary or consequential damages, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, unless resulting from a party's actions that are found to constitute willful misconduct or to have been taken in bad faith.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
21CONFIDENTIALITY
Subject to clause 22 (Public Announcements and Filings), the contents of this Agreement and all confidential or non-public information disclosed by one party to the other party hereunder shall be kept strictly confidential, unless subsequently agreed otherwise or to the extent required by applicable law. Information shall not be, nor shall be deemed to be, confidential or non-public if (i) it was or becomes generally available to the public other than as a result of any breach of this clause 21; (ii) it becomes available to a party on a non-confidential basis from another source that is not known by such party to be bound by an obligation of confidentiality to the other party in respect of such information; or (iii) it is independently developed by a party without use of or reference to confidential or non-public information.  Notwithstanding the foregoing, a party may disclose the contents of this Agreement and confidential information disclosed by the other party hereunder (i) to its directors, officers, employees, legal, financial and business advisors and representatives who are in a confidential relationship with such recipient party, so long as such persons have been made aware of have agreed to be bound by these confidentiality provisions, (ii) as may be required by applicable law or governmental authority, (iii) to any prospective transferee of a party’s business that has agreed to be bound by these confidentiality provisions, or (iv) in connection with the enforcement of this Agreement by any party. The provisions shall be valid during the term of this Agreement.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
22PUBLIC ANNOUNCEMENTS & FILINGS
The parties acknowledge that Li-Cycle may be required to publicly announce the execution of this Agreement and to file a copy of this Agreement as a material contract with applicable securities regulatory authorities, stock exchanges or other governmental authorities.
Li-Cycle agrees that such public announcement or filings will not occur until:
(a)Traxys has been provided with a reasonable and proper opportunity to review and comment on the proposed public announcement or filings; and
(b)Traxys has been provided with a reasonable and proper opportunity to propose redactions of commercially sensitive information prior to such public announcement or filings.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
23SEVERABILITY
Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under the applicable laws. However, if any provision of this Agreement shall be held to be invalid or prohibited under applicable laws, such provision shall be ineffective only to the extent of such invalidity or prohibition without affecting the validity of the remainder of such provision or the remaining provisions of this Agreement, which shall remain in full force and effect.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
24TERMINATION; SUSPENSION OF OBLIGATIONS
1.1Each party may terminate this Agreement by written notice to the other party, with immediate effect:
(a)if the other party commits a material breach of its obligations under this Agreement and, when such breach is capable of being remedied, fails to remedy such breach within a reasonable time (not less than 30 days) of written notice of breach;
(b)if the other party enters into liquidation, becomes insolvent, is declared bankrupt, enters into any kind of receivership or makes any arrangement or composition or assignment for the benefit of any creditor; or
(c)as provided in clause 15 (Force Majeure).
1.2If a party delivers the written notice described in clause 24.1(a) to the other party, the delivering party may suspend performance of its obligations hereunder as of the date of such notice until the earlier of: (x) the other party having cured such material breach in accordance with clause 24.1(a); and (y) the termination of this Agreement in accordance with clause 24.1.
1.3Termination of this Agreement shall not affect any rights or obligations which may have accrued prior to such termination and, on termination of this Agreement, each party shall promptly pay to the other party all sums owed to the other party under this Agreement. The obligations of each party set out in this clause 24 and clauses 16, 17, 18, 20, 21 and 25 shall continue in full force and effect notwithstanding any termination of this Agreement.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
25DEFINITIONS

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
–The terms “tonne” or “MT” means a metric tonne of 1000 kilograms (Kgs) equivalent to 2,204.62 pounds avoirdupois, wet (WMT) or dry (DMT) basis as specifically stated herein;
–The term “unit” means one per cent of the net dry weight.
–“USD” or “US Dollar” is the currency of United States of America.
–The term “troy ounce” is equivalent to 31,1035 grams.
–“PPM” means part per million and is equivalent to one gram per tonne.
–“Kg” shall mean one kilogram, or 1,000 grams, 2.2046 pounds.
–“LME” shall mean the London Metal Exchange Limited.
–“FM” shall mean Fastmarkets.
Any other abbreviations shall be as per the usual standard of the industry.
26NO OTHER AGREEMENT, ETC.
1.1This Agreement is an amendment and restatement of, but not a novation of, the Original Agreement, such amendment and restatement being effective as of the date of this Agreement.
1.2This Agreement supersedes all correspondence, orders, or confirmations of the parties with respect to matters covered hereby.
1.3For sake of clarity and avoidance of doubts only, the parties acknowledge that they have entered into a separate agreement with regard to Black Mass sales (i.e., the BLACK MASS – Marketing, Logistics and Working Capital Agreement dated September 24, 2020, as amended and restated as of the date of this Agreement), and nothing herein shall affect the rights or obligations of the parties under such separate agreement.
1.4No modification or waiver of this Agreement or any right or obligation of any party hereunder shall be binding upon such party unless it is in writing and signed by an officer thereof.

Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The redacted terms have been marked at the appropriate place with “[XXX]”.
1.5No waiver by a party of any of delay, fault or breach shall be deemed a waiver of any other delay, default or breach.
[Signature page follows]

Yours truly,

Traxys North America LLC

By: /s/ Landon Berns___
Landon Berns, SVP

Accepted and agreed by:

Li-Cycle Holdings Corp.

By: /s/ Kunal Phalpher________________
Kunal Phalpher, Chief Strategy Officer

31